Exhibit 99.1

Check-Cap Ltd.
Check-Cap Building
29 Abba Hushi Avenue
P.O. Box 1271
Isfiya, 3009000
Israel

NOTICE OF 2017 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholder:

We cordially invite you to attend the 2017 Annual General Meeting of Shareholders of Check-Cap Ltd. (the "Meeting") to be held on Thursday, June 22, 2017, at 4:00 p.m. (Israel time) at our offices at the Check-Cap Building, 29 Abba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Israel, for the following purposes:

1.	To elect six directors to serve as members of our Board of Directors, until our next annual general meeting of shareholders;

2.	To approve the remuneration to be paid to each of the non-employee directors, subject to their election at the Meeting;

3.	To approve a one-time award of equity-based compensation, consisting of restricted stock units, to each of our currently serving directors, subject to their reelection at the Meeting;

4.	To approve a one-time award of options to Clara Ezed, subject to her election as a director at the Meeting;

5.	To approve the award to our Chief Executive Officer, who currently also serves as a director, of a cash bonus for the year ended December 31, 2016;

6.	To approve a one-time award of equity-based compensation, consisting of restricted stock units, to our Chief Executive Officer, who currently also serves as a director;

7.	To approve an amended and restated Compensation Policy for Executive Officers and Directors;

8.	To approve an amendment to our Articles of Association related to the service of external directors (within the meaning of Israeli law) on our Board of Directors;

9.
To ratify and approve the reappointment of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, as our independent auditor for the year ending December 31, 2017 and for such additional period until our next annual general meeting; and

10.	To review and discuss our financial statements for the year ended December 31, 2016.

We are currently not aware of any other matters that will come before the Meeting.  If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

Only shareholders of record at the close of business on May 18, 2017, are entitled to notice of and to vote at the Meeting or at any adjournment thereof.

The Proxy Statement describing the various matters to be voted upon at the Meeting and the accompanying proxy card will be mailed to such shareholders on or about May 24, 2017.  Shareholders may review the full version of the proposed resolutions in the Proxy Statement as well as the accompanying proxy card, via the website of the U.S. Securities and Exchange Commission at www.sec.gov as well as under the Investors section of our website at http://ir.check-cap.com, and also at our offices during regular business hours (Check-Cap Building, 29 Abba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Mount Carmel, Israel; Tel: +972-4-+972-4-8303400 (phone)).

Proxies must be received by our transfer agent or at our registered office in Israel no later than forty eight (48) hours prior to the designated time for the Meeting.  Proxies received by our transfer agent or at our registered office in Israel during the forty eight (48) hours preceding the designated time for the Meeting will be presented to the Chairman of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.

Our company's representatives are Lior Torem, our Chief Financial Officer, at liort.torem@check-cap.com or +972-4-8303401, and Rachel Cohen-Menirom, our General Counsel, at rachel.cohen-menirom@check-cap.com or +972-4-8303424, Check-Cap Ltd., Check-Cap Building, 29 Abba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Israel; Tel: +972-4-8303424.  Detailed voting instructions are provided both in the Proxy Statement and the proxy card.

Quorum

The presence, in person or by proxy, of two or more shareholders holding or representing, in the aggregate, at least twenty-five percent (25%) of our company's voting rights will constitute a quorum at the Meeting.  No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place.  At least two shareholders present, in person or by proxy, will constitute a quorum at the adjourned meeting.  This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Vote Required for Approval of the Proposals

Each ordinary share entitles the holder to one vote.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve each of the proposals.

In addition, for the approval of Proposals 5,6 and 7, one of the following two voting requirements must be met: (i) a majority of the shares held by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter, present in person or by proxy and voting on the matter at the Meeting (excluding abstentions), voted in favor of the proposal, or (ii) the total number of shares voted against the proposal by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter, does not exceed two-percent (2%) of our outstanding voting rights.

We are unaware of any shareholder that would be deemed to be a controlling shareholder of our company as of the current time for purposes of Proposals 5, 6 and 7.  A shareholder who signs and returns a proxy card will be deemed to be confirming that such shareholder, and any related party of such shareholder, is not a controlling shareholder for purposes of Proposals 5, 6 and 7.  If you believe that you, or a related party of yours, may be deemed to be a controlling shareholder and you wish to participate in the vote on Proposal 5, 6 or 7, you should contact our Chief Financial Officer, Lior Torem, at lior.torem@check-cap.com or +972-4-8303401, or our General Counsel, Rachel Cohen-Menirom, at rachel.cohen-menirom@check-cap.com or +972-4-8303424.

The Israeli Companies Law, 1999 (the "Israeli Companies Law") requires that each shareholder voting on Proposals 5, 6 and 7 indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in such proposals.  Otherwise, the shareholder is not eligible to vote on the proposals and his or her vote will not be counted for the purposes of the proposals.  Under the Israeli Companies Law, a "personal interest" of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company with respect to which the shareholder (or any of the foregoing relatives of the shareholder) owns at least 5% of the outstanding shares or voting rights, serves as a director or chief executive officer or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares.  Under the Israeli Companies Law, in the case of a person voting by proxy, "personal interest" includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

Sincerely, /s/ Tomer Kariv Tomer Kariv Chairman of the Board of Directors

May 18, 2017

Check-Cap Ltd.
Check-Cap Building
29 Abba Hushi Avenue
P.O. Box 1271
Isfiya, 3009000
Israel
_____________________

PROXY STATEMENT

2017 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Check-Cap Ltd. to be voted at the 2017 Annual General Meeting of Shareholders (the "Meeting"), and at any adjournment thereof, pursuant to the accompanying Notice of 2017 Annual General Meeting of Shareholders.  The Meeting will be held on Thursday, June 22, 2017, at 4:00 p.m. (Israel time) at our offices at the Check-Cap Building, 29 Abba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Israel.

This Proxy Statement, the attached Notice of the Meeting and the enclosed proxy card are being mailed to shareholders on or about May 24, 2017.

Purpose of the Annual General Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following:

1.	The election of six directors to serve as members of our Board of Directors, until our next annual general meeting of shareholders;

2.	The approval of the remuneration to be paid to each of the non-employee directors, subject to their election at the Meeting;

3.	The approval of a one-time award of equity-based compensation, consisting of restricted stock units, to each of our currently serving directors, subject to their reelection at the Meeting;

4.	The approval of a one-time award of options to Clara Ezed, subject to her election as a director at the Meeting;

5.	The approval of the payment to our Chief Executive Officer, who currently also serves as a director, of a cash bonus for the year ended December 31, 2016;

6.	The approval of a one-time award of equity-based compensation, consisting of restricted stock units, to our Chief Executive Officer, who currently also serves as a director;

7.	The approval of an amended and restated Compensation Policy for Executive Officers and Directors;

8.	The approval of an amendment to our Articles of Association related to the service of external directors (within the meaning of Israeli law) on our Board of Directors; and

9.
The ratification and approval of the reappointment of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, as our independent auditor for the year ending December 31, 2017 and for such additional period until our next annual general meeting.

In addition, at the Meeting, representatives of our management will be available to review and discuss our financial statements for the year ended December 31, 2016.

We are not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment and recommendation of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR each of the proposals set forth in this Proxy Statement.

Who Can Vote

You are entitled to notice of, and to vote in person or by proxy at, the Meeting, if you are a holder of record of our ordinary shares as of the close of business on May 18, 2017.  You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on May 18, 2017, or which appeared in the participant listing of a securities depository on that date.  See below "How You Can Vote."

How You Can Vote

•
Voting in Person.  If you are a shareholder of record, i.e., your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company LLC, you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in "street name"), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a "legal proxy" from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the Meeting.

•
Voting by Proxy.  If you are a shareholder of record, these proxy materials are being sent directly to you by our transfer agent. You may submit your proxy by completing, signing and mailing the enclosed proxy card that was mailed to you in the enclosed, postage-paid envelope.  If your ordinary shares are held in "street name," these proxy materials are being forwarded to you by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee.  Please follow the voting instructions provided to you by your broker, trustee or nominee.  Proxies must be received by our transfer agent or at our registered office in Israel no later than forty eight (48) hours prior to the designated time for the Meeting. Proxies received by our transfer agent or at our registered office in Israel during the forty eight (48) hours preceding the designated time for the Meeting will be presented to the Chairman of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.

Change or Revocation of Proxy

If you are a shareholder of record, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Chief Financial Officer, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in "street name," you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

The presence, in person or by proxy, of two or more shareholders holding or representing, in the aggregate, at least twenty-five percent (25%) of our company's voting rights will constitute a quorum at the Meeting.  No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place.  At least two shareholders present, in person or by proxy, will constitute a quorum at the adjourned meeting.  This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum.  Broker non-votes occur when brokers that hold their customers' shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.  This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on "routine" matters, but not on non-routine matters.  The only item on the Meeting agenda that may be considered routine is Proposal 9 relating to the reappointment of the Company's independent auditors for the fiscal year ending December 31, 2017 and for such additional period until our next annual general meeting for 2018; however, we cannot be certain whether this will be treated as a routine matter. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion, among other things, with respect to the election of directors.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Vote Required for Approval of the Proposals

Each ordinary share entitles the holder to one vote.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve each of the proposals.

In addition, for the approval of Proposals 5, 6 and 7, one of the following two voting requirements must be met: (i) a majority of the shares held by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter, present in person or by proxy and voting on the matter at the Meeting (excluding abstentions), voted in favor of the proposal, or (ii) the total number of shares voted against the proposal by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter, does not exceed two-percent (2%) of our outstanding voting rights.

We are unaware of any shareholder that would be deemed to be a controlling shareholder of our company as of the current time for purposes of Proposals 5, 6 and 7.  A shareholder who signs and returns a proxy card will be deemed to be confirming that such shareholder, and any related party of such shareholder, is not a controlling shareholder for purposes of Proposals 5, 6 and 7.  If you believe that you, or a related party of yours, may be deemed to be a controlling shareholder and you wish to participate in the vote on Proposal 5, 6 or 7, you should contact our Chief Financial Officer, Lior Torem, at lior.torem@check-cap.com or +972-4-8303401, or our General Counsel, Rachel Cohen-Menirom, at rachel.cohen-menirom@check-cap.com or +972-4-8303424.

The Israeli Companies Law, 1999 (the "Israeli Companies Law") requires that each shareholder voting on Proposals 5, 6 and 7 indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in such proposals.  Otherwise, the shareholder is not eligible to vote on the proposals and his or her vote will not be counted for the purposes of the proposals.  Under the Israeli Companies Law, a "personal interest" of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company with respect to which the shareholder (or any of the foregoing relatives of the shareholder) owns at least 5% of the outstanding shares or voting rights, serves as a director or chief executive officer or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares.  Under the Israeli Companies Law, in the case of a person voting by proxy, "personal interest" includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

In tabulating the voting results for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count towards the vote tally for a given proposal.

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the U.S. Securities and Exchange Commission (the "SEC") concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of May 15, 2017 by (i) each person or entity known to us to beneficially own more than 5% of our outstanding ordinary shares; (ii) each of our directors, director nominees and executive officers; and (iii) all of our directors, director nominees and executive officers as a group.

The percentage of beneficial ownership of our ordinary shares is based on 15,630,361 ordinary shares, NIS 0.2 par value per share outstanding as of May 15, 2017. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. All options and warrants currently exercisable or exercisable into ordinary shares within 60 days of May 15, 2017 are deemed to be outstanding and beneficially owned by the shareholder holding such options or warrants for the purpose of computing the number of shares beneficially owned by such shareholder. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option or warrant. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

Except as indicated in the footnotes below, we believe that the persons named in the table below have sole voting and investment power with respect to the ordinary shares indicated in the table as being beneficially owned by them.

	Ordinary Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent
5% or Greater Shareholders
(other than directors and executive officers)
Pontifax Funds(1)	2,936,835.5	17.09%
Shanghai Fosun Pharmaceutical Group Co. Ltd.(2)	2,864,033	16.88%
Quant Global Capital Advisors, LC.(3)	2,499,999	14.45%
Docor International B.V.(4)	843,759	5.31%

Directors, Director Nominees and Executive Officers
William (Bill) Densel(5)(11)	396,810	2.48%
Lior Torem(6)	*	*
Yoav Kimchy(7)	753,106	4.78%
Alex Ovadia(8)	*	*
Tomer Kariv(1) (11)	2,936,835.5	17.09%
Clara Ezed	--	--
Mary Jo Gorman(11)	*	*
Steven Hanley(11)	*	*
XiangQian (XQ) Lin(9) (11)	577,624	3.60%
Walter L. Robb(10)	488,604	3.10%
Yuval Yanai(11)	*	*
All director and executive officers as a group (11 persons)(12)	5,571,451.5	33.71%

* Less than 1% of our ordinary shares.

(1)
Based on information contained in a Schedule 13D/A filed by Pontifax (Cayman) II, L.P., Pontifax (Israel) II, L.P. and Pontifax (Israel) II—Individual Investors, L.P (collectively, the "Pontifax Funds") and other reporting persons with the SEC on January 3, 2017.  Includes (i) 1,385,610 outstanding ordinary shares held by the Pontifax Funds; (ii) 749,334 ordinary shares subject to warrants that are currently exercisable held by the Pontifax Funds; (iii) 239,391.5 ordinary shares issuable upon exercise of the Series A Warrants that are currently exercisable held by the Pontifax Funds; and (iv) 562,500 ordinary shares issuable upon exercise of the Long Term Incentive Warrants that are currently exercisable held by the Pontifax Funds. Pontifax Management II L.P. is the general partner of the Pontifax Funds and Pontifax Management 2 G.P. (2007) Ltd. is the general partner of Pontifax Management II L.P. Tomer Kariv and Ran Nussbaum are Managing Partners of each of the Pontifax Funds and Pontifax Management II L.P. and are directors of Pontifax Management 2 G.P. (2007) Ltd. and share voting and dispositive power with respect to the shares. The principal business office of each of the foregoing entities and persons is 8 Hamanofim Street, Beit Ofek, Herzliya Pituach, Israel.

(2)
Based on our records and information contained in a Schedule 13G/A filed by Shanghai Fosun Pharmaceutical Group Co. Ltd. with the SEC on January 20, 2017.  Includes: (i) 1,530,699 outstanding ordinary shares; (ii) 333,333.5 ordinary shares issuable upon exercise of the Series A Warrants that are currently exercisable; and (iii) 1,000,000.5 ordinary shares issuable upon exercise of the Long Term Incentive Warrants that are currently exercisable.

(3)
Based on our records and information contained in a Schedule 13G filed by Quant Global Capital Advisors, LLC with the SEC on March 6, 2015.  Includes: (i) 833,333 outstanding ordinary shares; (ii) 416,666.5 ordinary shares issuable upon exercise of the Series A Warrants that are currently exercisable; and (iii) 1,249,999.5 ordinary shares issuable upon exercise of the Long Term Incentive Warrants that are currently exercisable.

(4)
Based on our records and information contained in a Schedule 13G/A filed by Docor International B.V. ("Docor") with the SEC on June 10, 2015.  Includes: (i) 593,761 outstanding ordinary shares directly held by Docor; (ii) 62,499.5 ordinary shares issuable upon exercise of the Series A Warrants that are currently exercisable; and (iii) 187,498.5 ordinary shares issuable upon exercise of the Long Term Incentive Warrants that are currently exercisable.

(5)	Subject to options that are currently exercisable.

(6)	Includes: (i) 41,539 outstanding ordinary shares; and (ii) 102,778 ordinary shares subject to options that that are currently exercisable.

(7)
Includes: (i) 319,553 ordinary shares directly held by Yoav Kimchy; (ii) 113,640 ordinary shares subject to options held by Yoav Kimchy that are currently exercisable; (iii) 319,553 ordinary shares directly held by Sigalit Kimchy, the wife of Yoav Kimchy; and (iv) 360 ordinary shares subject to options held by Sigalit Kimchy that are currently exercisable.  Yoav Kimchy and Sigalit Kimchy have joint beneficial ownership over the shares beneficially held by them.

(8)	Includes 139,334 ordinary shares, subject to options that are currently exercisable.

(9)
Includes: (i) 166,667 outstanding ordinary shares held by Esco Ventures Pte Ltd.; (ii) 83,333.5 ordinary shares issuable upon exercise of the Series A Warrants, that are currently exercisable, held by Esco Ventures Pte Ltd.; (iii) 250,000.5 ordinary shares issuable upon exercise of the Long Term Incentive Warrants, that are currently exercisable, held by Esco Ventures Pte Ltd and (iv) 78,548 ordinary shares subject to options that are exercisable within 60 days of this table, held directly by XiangQian (XQ) Lin. Mr. Lin has advised us that Esco Ventures Pte Ltd. is wholly-owned by him and that he possesses the ultimate voting and investment power over the shares beneficially owned by Esco Ventures Pte Ltd.

(10)
Includes: (i) 356,075 outstanding ordinary shares held by Counterpoint Ventures Fund LP and Counterpoint Ventures Fund II LP (together, the "Counterpoint Funds"); (ii) 21,250 ordinary shares issuable upon exercise of the Series A Warrants, that are currently exercisable, held by the Counterpoint Funds; (iii) 63,750 ordinary shares issuable upon exercise of the Long Term Incentive Warrants, that are currently exercisable, held by the Counterpoint Funds; and (iv) 47,529 ordinary shares subject to options that are currently exercisable or exercisable within 60 days of this table, held directly by Mr. Robb. Mr. Robb has advised us that the general partner of each of the Counterpoint Funds is Lion Development LLC, which is 99% controlled by Mr. Walter Robb, and as such, Walter Robb possesses the ultimate voting and investment power over the shares beneficially owned by the Counterpoint Ventures entities.

(11)	Does not include RSU awards approved by our Compensation Committee and Board of Directors that are subject to shareholder approval at the Meeting (see Proposals 3 and 6).

(12)	See footnotes (1)-(11) for certain information regarding beneficial ownership.

Executive Officer Compensation

The table below sets forth the compensation paid to each of our four executive officers during or with respect to the year ended December 31, 2016.  We refer to the four individuals for whom disclosure is provided herein as our "Covered Executives."

For purposes of the table and the summary below, "compensation" includes salary cost, consultancy fees, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to us, as recognized in our financial statements for the year ended December 31, 2016, plus compensation paid to such Covered Executive following the end of the year in respect of services provided during the year.  Each of the Covered Employees was covered by our directors' and officers' liability insurance policy and was entitled to indemnification and exculpation in accordance with indemnification and exculpation agreements, our articles of association and applicable law.

The exchange rate that we used to calculate the "Salary Cost" of our chief financial officer, chief technology officer and chief operations officer and Israeli site manager, as presented in the following table, was NIS 3.8324 to US$1.00, and is provided herein for convenience (such exchange rate is based on the average of the last-day exchange rate of each of the 12 months during 2016, as published by the Bank of Israel).

	Salary Cost(1)	Bonus(2)		Share-Based Compensation(3)	Total
Name and Principal Position	US$
William (Bill) Densel - chief executive officer and director	416,730	25,000	(4)	735,960	1,177,690
Lior Torem - chief financial officer	302,650	11,000		13,570	327,220
Yoav Kimchy - chief technology officer	284,370	--		13,570	297,940
Alex Ovadia - vice president, research and development, chief operations officer and Israeli site manager	341,180	14,400		13,570	369,150
______________

(1)
"Salary Cost" includes the Covered Executive's gross salary plus payment of social benefits made by us on behalf of such Covered Executive. Such benefits may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds, education funds, pension, severance, risk insurances, payments for social security and tax gross-up payments, vacation, car, medical insurances and benefits, convalescence or recreation pay and other benefits and perquisites consistent with our policies.

(2)	Represents bonuses for 2016 awarded to the Covered Executives, consistent with our Compensation Policy.

(3)
Represents the share-based compensation expenses recorded in our consolidated financial statements for the year ended December 31, 2016 based on the fair value of the grant date of the options, in accordance with accounting guidance for equity-based compensation.

(4)	Mr. Densel's bonus for 2016 is subject to shareholder approval at the Meeting (see Proposal 5).

PROPOSAL 1
ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

Composition of the Board of Directors

Under our articles of association, as currently in effect, our Board of Directors must consist of at least four and not more than eleven directors, including the external directors within the meaning of the Israeli Companies Law.  Our Board of Directors currently consists of seven directors, including two external directors.  Each of our directors (other than the external directors) holds office until the next annual general meeting of shareholders following his or her appointment (unless the tenure of such director expires earlier or a director is removed from office pursuant to the Israeli Companies Law).

Three of our currently serving (non-external) directors, Tomer Kariv, Steve Hanley and XiangQian (XQ) Lin, are standing for re-election at the Meeting, to hold office until our next annual general meeting of shareholders and until his successor is elected and qualified.  Our two external directors, Yuval Yanai and Mary Jo Gorman, are also standing for reelection at the Meeting as "ordinary" (non-external) directors, to hold office until our next annual general meeting of shareholders and until his/her successor is elected and qualified, subject to the approval of Proposal 8 at the Meeting, following the adoption of a recent exemption from external director requirements under the Israeli Companies Law, as further described below.  In addition, Clara Ezed, a new director nominee, is standing for election at the Meeting, to hold office until our next annual general meeting of shareholders and until her successor is elected and qualified

Our Board of Directors has affirmatively determined that each of Clara Ezed, Dr. Mary Jo Gorman, Steven Hanley and Yuval Yanai is an "independent director" as defined under NASDAQ Listing Rules.  Accordingly, subject to shareholder approval of the above director nominees, our Board of Directors will consist of six members, four of whom satisfy the independence requirements of the NASDAQ Listing Rules.

Adoption of Recent Exemption from External Director Requirements under the Israeli Companies Law

Under the Israeli Companies Law, a board of directors of an Israeli public company is generally required to include at least two members who qualify, and were elected as, "external directors."  However, under a recent amendment to regulations promulgated under the Israeli Companies Law, Israeli companies whose shares are listed on certain stock exchanges outside of Israel (including the NASDAQ Capital Market) with no controlling shareholder (within the meaning of the Israeli Companies Law), such as ourselves, may exempt themselves from the requirement to appoint external directors so long as they satisfy the requirements of the foreign laws of the listing jurisdiction outside of Israel, as they apply to companies incorporated in such jurisdiction, with respect to the appointment of independent directors and the composition of the audit committee and compensation committee.

Following analysis of our qualification to rely on the exemption, our Board of Directors, pursuant to the recommendation of our Nominating Committee, determined to adopt the exemption, subject to the approval of a certain amendment to our articles of association at the Meeting (see Proposal 8).

The exemption permits an external director serving at the time a company elects to adopt the exemption to continue to serve as an "ordinary" (non-external) director until the earlier of (i) the end of his/her term, and (ii) the second annual general meeting after the adoption of the exemption (and thereafter may be re-elected for multiple terms), despite the two year "cooling off period during which former external directors are generally prohibited from serving in any capacity for an Israeli company following external director service.  However, as the terms of Yuval Yanai and Mary Jo Gorman shall expire on March 15, 2018 and May 19, 2018, respectively, Yuval Yanai and Mary Jo Gorman are also standing for re-election at the Meeting as "ordinary" (non-external) directors, to hold office until our next annual general meeting of shareholders and until his/her successor is elected and qualified, subject to the approval of Proposal 8 at the Meeting.  If Proposal 8 is not approved at the Meeting, Yuval Yanai and Dr. Mary Jo Gorman will continue to serve as external directors, in accordance with the Israeli Companies Law.

Suitability of Director Nominees

Our Nominating Committee and Board of Directors have reviewed the qualifications and suitability of each of the director nominees.  In accordance with the Israeli Companies Law, each of the director nominees has certified to us that he or she meets all the requirements of the Israeli Companies Law for election as a director of a public company, and possesses the necessary qualifications and is able to dedicate sufficient time, to fulfill his or her duties as a director of our company, taking into consideration our company's size and special needs. Accordingly, upon the recommendation of our Nominating Committee, our Board of Directors has nominated the six individuals named below for election, to hold office until our next annual general meeting of shareholders, subject to our articles of association.

Nominees for Director

The following biographical information is provided with respect to each director nominee based upon our records and information provided to us by each nominee.

Tomer Kariv has served as a member of our Board of Directors since June 2009 and as the chairman of our Board of Directors since July 2010.  Mr. Kariv has served as a member of the board of directors of Check Cap Ltd. (Delaware) and a manager of Check-Cap LLC since March 2008.  Mr. Kariv is the co-founder and since December 2004, has served as Chief Executive Officer of Pontifax, a group of Israeli-based life sciences venture funds focusing on investments in bio-pharmaceutical and med-tech technologies.  Mr. Kariv has also served as an active board member of many of the funds' portfolio companies, assuming a special responsibility for strategic planning.  Among others, since March 2008, Mr. Kariv has served as a board member of Macrocure Ltd. and Arno Therapeutics Inc. In addition, Mr. Kariv serves as a board member of Otic Pharma Ltd. and EyeYon Medical Ltd.  During the 10 years prior to establishing Pontifax, Mr. Kariv played a key role in investing, managing and nurturing technology driven companies and startups and has held senior management positions at top Israeli financial institutions.  Mr. Kariv practiced law with Sullivan & Cromwell, a leading law firm in New York, and holds a B.A. degree in Economics from Harvard University and a J.D. from Harvard Law School.

Clara Ezed has served as VP, Legal & Regulatory Affairs of Emas Pharma Ltd., a global contract research organization, since October 2013.  From September 2009 to October 2013, Ms. Ezed served as VP, Regulatory Affairs & Drug Safety of European Medical Advisory Services Ltd., a global contract research organization.  Ms. Ezed, a lawyer and pharmacist with nearly 20 years' experience working in the pharmaceutical industry, has managed a large and varied portfolio working in regulatory and medical affairs, quality assurance, clinical operations and pharmacovigilance. Ms. Ezed holds a BSc. in Pharmacy from the University of Strathcylde, an MBA degree from Middlesex University, a Postgraduate Diploma in Pharmacovigilance from the University of Hertfordshire, a Postgraduate Diploma in Law from Nottingham University and a Postgraduate Diploma in Legal Professional Services from City Law School, London.  Ms. Ezed is a member of the Bar of England and Wales.

Dr. Mary Jo Gorman has served as a member of our board of directors as an external director (within the meaning of the Israeli Companies Law) and as a member of our Audit Committee and Compensation Committee since May 2015, and has served as a member of our Financing Committee since June 2016. Dr. Gorman serves as Managing Director at Prosper Capital, an early stage investment fund focused on women-led businesses. From 2006 to present, Dr. Gorman also serves as Founder of Advanced ICU Care, the largest telemedicine ICU services provider in the United States, in which she also served as Chairman and Chief Executive Officer from 2006 and 2014. From 1999 to 2006, Dr. Gorman served at IPC-The Hospitalist Company (NASDAQ:IPCM), a leading national physician group practice, as Chief Medical Officer (2003-2006), Vice President of Medical Affairs (2001-2003) and Regional Medical Director (1999-2001). From 1996 to 1998, Dr. Gorman served as President of Inpatient Care Group, a hospitalist group in St. Louis, Missouri, which she had founded to provide hospitalist services to primary care physicians and hospitals and which was subsequently sold to IPC. From 1991 to 2008, Dr. Gorman served as President of Critical Care Services, Inc., a privately held corporation which she had founded and which was later sold to Advanced ICU Care. Dr. Gorman was awarded with the following awards: 2015 Distinguished Alumni Award, Southern Illinois University School of Medicine; 2013 Distinguished Alumni Award, Olin School of Business, Washington University; 2011 EY Entrepreneurial Winning WomenTM Class of 2011; 2009 Top 25 Influential Women in Healthcare by Modern HealthCare Magazine. Dr. Gorman holds a B.A. degree in Chemistry and Biology (Cum Laude) from St. Louis University, an M.B.A degree from Olin School of Business, Washington University and an M.D. from Southern Illinois University School of Medicine.

Steven Hanley has served as a member of our Board of Directors since February 2015.  Mr. Hanley is currently the Co-Founder, board member and Chief Executive Officer of MediBeacon Inc., an optical diagnostic company based in St. Louis, Missouri formed upon acquiring assets and intellectual property from Covidien in 2012.  Mr. Hanley is an experienced global business leader who has managed highly complex pharmaceutical and medical device operations with annual global revenue exceeding $1 billion.  As the President of Covidien plc's Imaging Solutions business unit, Mr. Hanley led a multifunctional organization that included sales, marketing, logistics, manufacturing, as well as research and development.  Internationally, Mr. Hanley's track record includes numerous new drug and device product introductions and sales force expansion in Eastern Europe, China and Latin America.  Mr. Hanley is experienced working in different cultures and successfully navigating dynamic regulatory environments.  Over his nearly 18 years with the Covidien family of companies, Mr. Hanley developed a large network of business leaders and clinicians to help determine market needs, commercial potential and product positioning.  As a sales leader, Mr. Hanley called on radiologists, nuclear medicine physicians, cardiologists, as well as surgeons in specialties including general, orthopedic, and OB/GYN.  Mr. Hanley is Principal and Founder of Neem LLC, which was founded in 2009 to focus on startup and entrepreneurial medical device and other life science companies with whom the firm works to bridge the gap between breakthrough technology and commercialization.  Mr. Hanley is the Chairman of the Board of Managers for Daya CNS LLC, based in St Louis Missouri.  In addition, Mr. Hanley is currently on the Advisory Board for Kogent Surgical LLC, based in St Louis Missouri.  Mr. Hanley has his bachelor's and master's degrees in business administration from Marquette University.  Mr. Hanley provided consultancy services to us on behalf of Neem LLC from November 2009 until December 31, 2014 and served as a Scientific Advisor to our company from June 2011 until his election to our Board of Directors in February 2015.

XiangQian (XQ) Lin has served as a member of our Board of Directors, since February 2015.  In addition, we have engaged Mr. Lin to provide to us certain business development services in Asia since June 1, 2015. Mr. Lin has served as the Group President and Chief Executive Officer of the Esco Group of Companies, a leading global life sciences tools provider active in laboratory, medical and pharmaceutical equipment based in Singapore, since February 2011.  Since 2014, Mr. Lin has also served as the Managing Partner of Esco Ventures, a strategic investment arm of the Esco Group of Companies, focused on early stage investment in life sciences tools and med-tech start-ups, since he founded it in August 2014.  From January 1997 until February 2011, Mr. Lin held various positions, lastly as Vice President, of Esco Micro Pte Ltd., a family business which he re-engineered into a successful life sciences tools company when he founded the Esco Biotech unit in 2000.  From January 2007 to December 2010, Mr. Lin also served as the President of Esco Technologies, Inc., a wholly-owned U.S. subsidiary of Esco Micro Pte Ltd., which he established following a buy-out of a joint venture partner.  Mr. Lin is the only non-U.S. member of the US NSF Standard 49 Joint Committee and is also a member of the Singapore Venture Capital and Private Equity Association. Mr. Lin holds a BSc degree in Economics from the Wharton School, University of Pennsylvania.

Yuval Yanai has served as a member of our board of directors as an external director (within the meaning of the Israeli Companies Law) and has served as the Chairman of our Audit Committee and Compensation Committee since March 2015, as the Chairman of our Nominating Committee since October 2015 and as the Chairman of our Financing Committee since June 2016. Mr. Yanai served as Senior Vice President and Chief Financial Officer of Given Imaging Ltd. from September 2005 through March 2014. From October 2000 through August 2005, Mr. Yanai served as Senior Vice President and Chief Financial Officer of Koor Industries Ltd., one of Israel's largest holding companies. Prior to that, from April 1998 to September 2000, Mr. Yanai served as Vice President and Chief Financial Officer of NICE Systems Ltd., an Israeli global provider of Insight from Interactions, and, from 1991 to April 1998, he served as the Vice President, Finance and Chief Financial Officer of Elscint Ltd., a former Israeli company engaged in the developing and manufacturing of medical imaging devices that was acquired by larger companies in this field. Mr. Yanai joined Elscint in 1985 and served as Corporate Controller and Corporate Treasurer through 1991. Mr. Yanai also serves as an external director (within the meaning of the Israeli Companies Law) of Medical Compression Systems (D.B.N) Ltd., an Israeli company whose shares are listed on the Tel Aviv Stock Exchange, and serves as the Chairman of its audit committee, compensation committee and financial reporting committee. Mr. Yanai also serves as an external director (within the meaning of the Israeli Companies Law) of Haddasah Medical Organization, and serves as the Chairman of its finance committee and as a member of its donation committee.  Mr. Yanai also serves as an external director (within the meaning of the Israeli Companies Law) of Standard & Poor's Maalot. Mr. Yanai also serves as an external director (within the meaning of the Israeli Companies Law) of Clal Biotechnology Industries and serves as the Chairman of its audit and financial reporting committees, and as a member of its compensation committee. Mr. Yanai also serves as an external director (within the meaning of the Israeli Companies Law) of Mazor Robotics Ltd., an Israeli company whose shares are listed on the NASDAQ Global Market and Tel Aviv Stock Exchange and serves as the Chairman of its compensation committee and as a member of its audit committee. Mr. Yanai also serves as the chairman of the board of directors of Endobetix Ltd., and as a member of the board of directors of Efranat Ltd, and CompuLab Ltd. Previously, Mr. Yanai served as a director of Macrocure Ltd., Citycon Oj, Starplast Industries Ltd., Adama Ltd. (formerly Makteshim-Agan Industries Ltd.), ECI Telecom Ltd., Equity One, Inc., BVR Systems Ltd., Tadiran Communication Ltd., The Elisra Group and Telrad Networks Ltd.  Mr. Yanai holds a B.Sc. degree in Accounting and Economics from Tel-Aviv University.

We are not aware of any reason why the nominees, if elected, would be unable or unwilling to serve as directors.  Should the nominees be unavailable for election, the proxies will be voted for substitute nominees designated by our Board of Directors.

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to elect as directors the nominees named above.

The Board of Directors recommends a vote FOR the election of each nominee for director named above.

PROPOSAL 2
APPROVAL OF RENUMERATION FOR NON-EMPLOYEE DIRECTORS
 (Item 2 on the Proxy Card)

Our Board of Directors seeks to attract and retain qualified members to oversee the management of our company and to ensure that we maintain the highest standards of corporate governance.  In order to do so, we must properly compensate our directors for their time and efforts on our behalf.  Immediately following the Meeting, none of the members of our Board of Directors shall be an employee of our company.  Our Compensation Committee and Board of Directors believe that director compensation should be designed to enable us to appropriately attract and incentivize qualified members to our Board of Directors, while ensuring that our director compensation program is consistent with market practices.

Our Compensation Committee conducted a review of the director cash compensation structure, including a review of the cash remuneration received by directors of other Israeli and U.S. public companies whose shares are traded in the United States that are comparably situated to ours in one or more ways, such as with respect to industry, complexity and/or size.  On the basis of that review and comparison, our Compensation Committee concluded that the non-employee director cash compensation structure should be amended to provide further incentive to the directors by compensating them for their particular contribution, time and efforts as members of our Board of Directors or a committee thereof and encourages director participation at meetings of our Board of Directors and committees.  Accordingly, the Compensation Committee recommended that the cash compensation structure be revised such that in lieu of payment of the same annual cash remuneration to all non-employee directors (currently, an annual fee of $45,000, paid quarterly), non-employee directors would be entitled to a reduced annual fee for service on our Board of Directors and would be entitled to an additional annual fee for service on any committee of the Board as well as a per meeting fee for any meeting of the Board of Directors or committee attended.  Furthermore, our Compensation Committee expressed its view that the Chairman of our Board of Directors and of any committee of our Board of Directors should also be entitled to an additional annual fee for their additional time and efforts in such capacity.

Consequently, our Compensation Committee recommended, and our Board subsequently approved, subject to shareholder approval, the amendment of the cash remuneration payable to all non-employee members of the Board of Directors such that they would be entitled to the following:

•	Annual fees: An annual fee of (i) US$25,000 for service on the Board of Directors; and (ii) US$2,500 for service on the Audit Committee.

•	Per meeting fee: A per meeting fee of US$850 for each meeting of the Board of Directors or any committee thereof attended in person or via telephone.

•
Chairman fee: An annual fee of (i) US$10,000 for service as Chairman of the Board of Directors (other than an Active Chairman, who may be entitled to an increased fee in accordance with our Compensation Policy); and (ii) US$5,000 for service as Chairman of the Audit Committee.

The Compensation Committee recommended, and our Board subsequently approved, that our currently serving directors, subject to their reelection at the Meeting, shall continue to benefit from directors' and officers' indemnification and exculpation agreements previously entered into with each of them, as well as from our directors' and officers' liability insurance policy.  In addition, the Compensation Committee recommended, and our Board subsequently approved, subject to shareholder approval, our entering into a directors' and officers' indemnification and exculpation agreement, in the same form as previously approved by the shareholders, with Ms. Clara Ezed, if elected at the Meeting, and she will also benefit from our directors' and officers' liability insurance policy.  Furthermore, directors will be entitled to reimbursement of expenses (including travel, stay and lodging), subject to the Israeli Companies Law and the regulations promulgated thereunder, and in accordance with our company practices and our Compensation Policy as in effect from time to time.

The non-employee director remuneration proposed by the Compensation Committee and the Board of Directors is consistent with the proposed amended Compensation Policy being presented for shareholder approval at the Meeting (see Proposal 7) and is subject to the approval of Proposal 6 at the Meeting.  In addition, this Proposal is subject to the approval of a certain amendment to our articles of association at the Meeting (see Proposal 8).

To our knowledge, there are no agreements or arrangements between any director or director nominee and any third party relating to compensation or other payment in connection with their candidacy or service on our Board of Directors.

Under the Israeli Companies Law, the terms of remuneration payable to a director of a public company require the approval of the compensation committee, board of directors and the shareholders, in that order.

It is therefore proposed that at the Meeting, the following resolution be adopted:

"RESOLVED, that the remuneration to be paid to each non-employee director of the Company, subject to their election at the Meeting, as set forth in Proposal 2 of the Proxy Statement for the Meeting be, and hereby is, approved."

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

PROPOSAL 3
APPROVAL OF AWARD OF EQUITY-BASED COMPENSATION TO CURRENTLY SERVING DIRECTORS
 (Item 3 on the Proxy Card)

Our Compensation Committee and Board of Directors conducted a periodic review of the equity-based compensation of our currently serving directors, and determined that it would be appropriate and in our company's best interest to award to our directors equity-based compensation, consisting of restricted stock units ("RSUs"), in accordance with a certain pre-determined formula, subject to their re-election as directors at the Meeting. Based on such formula, our Compensation Committee and Board of Directors approved, and recommend that the shareholders approve, the award of the following RSUs to our currently serving directors who are standing for election at the Meeting, subject to his or her election at the Meeting (such that if any such director nominee is not elected at the Meeting, he or she shall not be entitled to the respective RSUs):

Director	RSUs
Tomer Kariv(1)	20,127
Mary Jo Gorman	9,583
Steven Hanley	10,990
XiangQian (XQ) Lin	10,990
Yuval Yanai	11,044

The proposed RSUs shall vest over a period of three years commencing on their date of grant, in 12 equal quarterly installments, such that 8.33% of the RSUs shall vest on the three month anniversary of the date of grant and an additional 8.33% will vest at the end of each subsequent three-month period thereafter, subject to each director's continuing service in such capacity on each applicable vesting date. The RSUs shall be awarded under, and shall be subject to the terms and conditions of, the Check-Cap Ltd. 2015 Equity Incentive Plan and 2015 United States Sub-Plan (together, the "2015 Incentive Plan") and the award agreement to be entered into with each of the directors.  The award of the proposed RSUs to the directors is consistent with our Compensation Policy (as currently in effect and as proposed to be amended, see Proposal 7).

This Proposal is subject to the approval of a certain amendment to our articles of association at the Meeting (see Proposal 8).

Under the Israeli Companies Law, the payment of equity-based compensation to a director requires the approval of the compensation committee, board of directors and shareholders, in that order.

It is therefore proposed that at the Meeting the following resolution be adopted:

"RESOLVED, subject to the re-election of each currently serving director standing for re-election as a director at the Meeting, that the award to each such director of RSUs, in such amount and with such terms and conditions, including vesting terms, as set forth in Proposal 3 of the Proxy Statement for the Meeting, be, and hereby is, approved."

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

PROPOSAL 4
APPROVAL OF AWARD OF OPTIONS TO NEW DIRECTOR
(Item 4 on the Proxy Card)

Clara Ezed is a new director nominee standing for election at the Meeting.  See Proposal 1 for details regarding Ms. Ezed's professional experience and background.

Our Compensation Committee and Board of Directors determined that, subject to shareholder approval, it would be appropriate and in our company's best interest to award to Ms. Ezed options to purchase 68,404 ordinary shares, at an exercise price equal to the closing price of our ordinary shares on the trading day immediately prior to the date of grant, subject to and upon her joining our Board of Directors.  The options shall vest over a period of three years commencing on their date of grant, in 12 equal quarterly installments, such that 8.33% of the options shall vest on the three month anniversary of the date of grant and an additional 8.33% will vest at the end of each subsequent three-month period thereafter, subject to Ms. Ezed's continuing service in such capacity on each applicable vesting date.  The options shall be awarded under, and shall be subject to the terms and conditions of, the 2015 Incentive Plan and the award agreement to be entered into with Ms. Ezed.  The award of the proposed options to Ms. Ezed is consistent with our Compensation Policy (as currently in effect and as proposed to be amended, see Proposal 7).

This Proposal is subject to the approval of a certain amendment to our articles of association at the Meeting (see Proposal 8).

Under the Israeli Companies Law, the payment of equity-based compensation to a director requires the approval of the compensation committee, board of directors and shareholders, in that order.

It is therefore proposed that at the Meeting the following resolution be adopted:

"RESOLVED, subject to the election of Ms. Ezed as a director at the Meeting, that the award to her of options, in such amount and with such terms and conditions, including vesting terms, as set forth in Proposal 4 of the Proxy Statement for the Meeting, be, and hereby is, approved."

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

PROPOSAL 5
APPROVAL OF AWARD OF 2016 BONUS TO OUR CHIEF EXECUTIVE OFFICER
(Item 5 on the Proxy Card)

William (Bill) Densel has served as our Chief Executive Officer and a member of our Board of Directors since August 2015.  Mr. Densel previously served as our President of U.S. Operations from May 2015 until August 2015 and has served as the President and Chief Executive Officer and member of the Board of Directors of our U.S. subsidiary, Check-Cap US, Inc., since July 2015.  See Proposal 1 for details regarding Mr. Densel's professional experience and background.

Our Compensation Committee and Board of Directors evaluated Mr. Densel's performance and contribution to our company during the year ended December 31, 2016, including his contribution and efforts to the following achievements in 2016: (i) our consummation of a registered direct offering with gross proceeds of approximately $6.0 million (including proceeds from the exercise of pre-funded warrants at and following the closing of the offering) and a US$1.25 million grant from the National Authority for Technological Innovation of the Ministry of Economy and Industry (formerly known as the Office of the Chief Scientist of the Ministry of Economy and Industry); (ii) our entering into an agreement with GE Healthcare to develop high volume manufacturing capability for X-ray sources and capsule assembly; and (iii) the completion of our C-Scan® system product optimization in preparation for the CE Mark clinical trial.  Based on such evaluation, our Compensation Committee and Board of Directors approved, and recommend that the shareholders approve, the award to Mr. Densel of a bonus in the amount of US$25,000 in respect of his performance in 2016, and determined that such bonus is fair and reasonable under the circumstances.  The proposed bonus is consistent with our Compensation Policy (as currently in effect and as proposed to be amended, see Proposal 7).

Under the Israeli Companies Law, the payment of a bonus to a Chief Executive Officer who also serves as a director requires the approval of the compensation committee, board of directors and shareholders by a special majority (as described below), in that order.

It is therefore proposed that at the Meeting the following resolution be adopted:

"RESOLVED, that the payment to Mr. William (Bill) Densel of a cash bonus in the amount of US$25,000 in respect of his performance as the Chief Executive Officer during the year ended December 31, 2016, as described in Proposal 5 of the Proxy Statement for the Meeting, be, and hereby is, approved."

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution, provided that either: (i) a majority of the shares held by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter, present in person or by proxy and voting on the matter at the Meeting (excluding abstentions), voted in favor of the proposal, or (ii) the total number of shares voted against the proposal by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter does not exceed two-percent (2%) of our outstanding voting rights.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in the proposal.  Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of this proposal.  For details regarding the meaning of "personal interest," see "Vote Required for Approval of the Proposals."

The Board of Directors recommends a vote FOR the foregoing resolution.

PROPOSAL 6
APPROVAL OF AWARD OF EQUITY-BASED COMPENSATION TO OUR CHIEF EXECUTIVE OFFICER
(Item 6 on the Proxy Card)

William (Bill) Densel has served as our Chief Executive Officer and as a member of our Board of Directors since August 2015.  Mr. Densel previously served as our President of U.S. Operations from May 2015 until August 2015 and has served as the President and Chief Executive Officer of our U.S. subsidiary, Check-Cap U.S. Inc., since July 2015.  See Proposal 1 for details regarding Mr. Densel's professional experience and background.

Our Compensation Committee and Board of Directors conducted a periodic review of the equity-based compensation previously awarded to our executives and other employees, and determined that it would be appropriate and in our company's best interest to award to our executives and other employees equity-based compensation, consisting of RSUs, in accordance with a certain pre-determined formula.  Based on such formula, our Compensation Committee and Board of Directors approved, and recommend that the shareholders approve, the award to Mr. Densel of 135,620 RSUs.  The RSUs shall vest over a period of four years commencing on their date of grant, such that 25% of the RSUs shall vest on the first anniversary of the date of grant and thereafter, the remaining RSUs will vest in monthly installments, subject to Mr. Densel's continuing employment as our Chief Executive Officer on each applicable vesting date. The RSUs shall be awarded under, and shall be subject to the terms and conditions of, the 2015 Incentive Plan and the award agreement to be entered into with Mr. Densel.  The award of the proposed RSUs to Mr. Densel is consistent with our Compensation Policy (as currently in effect and as proposed to be amended, see Proposal 7).

Under the Israeli Companies Law, the payment of equity-based compensation to a Chief Executive Officer requires the approval of the compensation committee, board of directors and shareholders by a special majority (as described below), in that order.

It is therefore proposed that at the Meeting the following resolution be adopted:

"RESOLVED, that the award to Mr. William (Bill) Densel of RSUs, in such amount and with such terms and conditions, including vesting terms, as set forth in Proposal 6 of the Proxy Statement for the Meeting, be, and hereby is, approved."

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution, provided that either: (i) a majority of the shares held by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter, present in person or by proxy and voting on the matter at the Meeting (excluding abstentions), voted in favor of the proposal, or (ii) the total number of shares voted against the proposal by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter does not exceed two-percent (2%) of our outstanding voting rights.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in the proposal.  Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of this proposal.  For details regarding the meaning of "personal interest," see "Vote Required for Approval of the Proposals."

The Board of Directors recommends a vote FOR the foregoing resolution.

PROPOSAL 7
APPROVAL OF AMENDED AND RESTATED COMPENSATION POLICY
(Item 7 on the Proxy Card)

Under the Israeli Companies Law, a public company is required to adopt a compensation policy, which sets forth the terms of service and employment of office holders, including the grant of any benefit, payment or undertaking to provide payment, any exemption from liability, insurance or indemnification, and any severance payment or benefit.  Such compensation policy must comply with the requirements of the Israeli Companies Law.  The compensation policy must be approved at least once every three years, by the board of directors, after considering the recommendations of the compensation committee, and by the shareholders by a special majority (as described below).  In addition, the board of directors is required to periodically examine the compensation policy, as well as the need to adjust the policy in the event of a material change in the circumstances prevailing at the time of the adoption of the compensation policy or for other reasons.

The compensation policy must be determined and later reevaluated according to certain factors, including: (i) the advancement of a company's objectives, business plan and its long-term strategy; (ii) the creation of appropriate incentives for executives, while considering (among other things) the company's risk management policy; (iii) the size and the nature of the company's operations; and (iv) with respect to variable compensation, the contribution of the office holder towards the achievement of the company's long-term goals and the maximization of its profits, all with a long-term objective and in accordance with the position of the office holder.  The compensation policy must include certain principles and provisions set forth in the Israeli Companies Law.

Our current Compensation Policy, which was approved by our shareholders on August 13, 2015, applies to our chief executive officer, members of our executive management, each person fulfilling such positions even if his or her title is different, and directors.  The Compensation Policy was drafted and approved in accordance with the requirements of the Israeli Companies Law and determines (among other things) the amount of the compensation of our office holders, its components, the maximum values for the various components of compensation and the method for determining compensation.

Our Compensation Committee and Board of Directors conducted a periodic review of our Compensation Policy, including in view of recent amendments to the Israeli Companies Law, the Israeli Companies Regulations (Relief from Related Party Transactions), 2000, which grant certain additional relief when approving certain office holder compensation, and recent guidance regarding compensation policies issued by the Israel Securities Authority.  Based on such review, our Compensation Committee and Board of Directors concluded that it would be in the best interest of our company to amend and restate our current Compensation Policy with the amended and restated Compensation Policy attached as Appendix A (the "Amended Compensation Policy").  The underlined text in the proposed Amended Compensation Policy is proposed to be added to the current Compensation Policy and the text in bold strikethrough in the proposed Amended Compensation Policy is proposed to be deleted from the current Compensation Policy.  The primary proposed amendments to the current Compensation Policy, as set forth in the Amended Compensation Policy, are as follows:

•
The ratio between the cost of the terms of office and engagement of an executive to the median and average cost of salary of our other employees (including, for such purpose, those engaged through manpower companies) has been added to the Compensation Policy – in both cases, a ratio of 1:25 for the Chief Executive Officer and 1:20 for an executive other than the Chief Executive Officer.

•
Inclusion of terms for the procurement, renewal, extension or replacement of directors' and officers' liability insurance policy, to enable the approval of the procurement of the insurance policy solely by our Compensation Committee and alleviate the need for board and shareholder approval (provided that the insurance policy is on market terms and is not likely to have a material impact on the company's profits, assets or obligations), as follows: coverage of up to US$50 million; annual premium of up to US$400,000; and a maximum aggregate deductible of $1 million.

•	Variable compensation (cash and equity-based):

o
Inclusion of a provision providing that (i) with respect to the chief executive officer and any other office holder who is not subordinate to the chief executive officer, a non-material portion of the aggregate variable compensation may be based on non-measurable criteria (unless the aggregate variable compensation does not exceed three monthly salaries per year, in which case all of the variable compensation may be based on non-measurable criteria), while taking into account the contribution to our company of such office holder; and (ii) with respect to any office holder who is subordinate to the chief executive officer, up to 100% of the annual variable compensation awarded to such office holder may be based on non-measurable criteria, without limitation.

o
Delegation of the authority to determine measurable criteria, provided the criteria is consistent with the Compensation Policy, to the following: in the case of the chief executive officer - to the Compensation Committee and Board of Directors; in the case of any other executive - to the chief executive officer; and in the case of a director - to the Compensation Committee and Board of Directors provided that certain additional conditions apply, as set forth in the Amended Compensation Policy (otherwise, shareholder approval is required).

o
The list of company performance criteria has been revised to a closed list from which such criteria may be chosen for the award in any year and set forth in two sub-lists (until we commence product sales and once we commence product sales), and ranges for the relative weight of each criteria have been included (any criteria may constitute up to 50% prior to the commencement of sales and up to 35% following the commencement of sales).

•
Inclusion of a provision providing that a non-material amendment to the terms of office and engagement of an office holder who is subordinate to the chief executive officer (as compared to the terms approved by the Compensation Committee) shall not require the approval of the Compensation Committee, provided that such amendment was approved by the chief executive officer and the amended engagement terms are consistent with the Compensation Policy.

•
Inclusion of (i) maximum amounts payable as director fees (periodic and per meeting fees), to enable the approval of director fees by the shareholders by an ordinary majority (instead of by a special majority); and (ii) provision permitting payment of an additional fee to the Chairman of the Board of Directors (who is not deemed an Active Chairman) and/or any committee thereof, in each case at a capped amount, as follows:

o
Periodic fees: Shall not exceed an amount reflecting an annual fee of (i) US$30,000 for service on the Board of Directors; (ii) US$7,500 for service on the Audit Committee; (iii) US$5,000 for service on the Compensation Committee; and (iv) US$2,500 for service on any other committee of the Board of Directors.

o	Per meeting fee: Shall not exceed US$1,000 for service on the Board of Directors or any committee thereof.

o
Chairman fee: Shall not exceed an annual fee of (i) US$10,000 for service as Chairman of the Board of Directors; (ii) US$5,000 for service as Chairman of the Audit Committee; and (iii) US$2,500 for service as Chairman of any other committee of the Board of Directors.

•
Inclusion of maximum value of total equity awards that may be granted to a particular director on an annual basis of up to 400% of the annual fee (including for service on the Board of Directors and any committee and for service as a Chairman of the Board of Directors and any committee, but excluding any per meeting fees) of that director.

Under the Israeli Companies Law, the amendment of our Compensation Policy must be approved by the compensation committee, board of directors and shareholders by a special majority (as described below), in that order.  Our Compensation Committee and Board of Directors approved, subject to shareholder approval, the Amended Compensation Policy, while taking into account the considerations, principles and provisions set forth in the Israeli Companies Law.

If the Amended Compensation Policy is approved and adopted by our shareholders at the Meeting, it may remain in effect for up to three years, and shall be subject to periodic assessments by our Board of Directors in accordance with the Israeli Companies Law.

It is therefore proposed that at the Meeting the following resolution be adopted:

"RESOLVED, that the amended and restated Compensation Policy for Executive Officers and Directors, as set forth on Appendix A to the Proxy Statement for the Meeting, be, and hereby is, approved and adopted."

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution, provided that either: (i) a majority of the shares held by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter, present in person or by proxy and voting on the matter at the Meeting (excluding abstentions), voted in favor of the proposal, or (ii) the total number of shares voted against the proposal by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter does not exceed two-percent (2%) of our outstanding voting rights.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in the proposal.  Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of this proposal.  For details regarding the meaning of "personal interest," see "Vote Required for Approval of the Proposals."

The Board of Directors recommends a vote FOR the foregoing resolution.

PROPOSAL 8
APPROVAL OF AMENDMENT TO THE ARTICLES OF ASSOCIATION
(Item 8 on the Proxy Card)

The Israeli Companies Law generally requires companies incorporated under the laws of the State of Israel that are "public companies" to appoint at least two external directors who meet the qualification requirements in the Israeli Companies Law.

However, according to a recent amendment to regulations promulgated under the Israeli Companies Law, a company whose shares are traded on certain stock exchanges outside Israel (including the NASDAQ Capital Market, such as our company) that does not have a controlling shareholder and that complies with the requirements of the laws of the foreign jurisdiction where the company's shares are listed, as they apply to domestic issuers, with respect to the appointment of independent directors and the composition of the audit committee and compensation committee, may elect to exempt itself from the requirements of Israeli law with respect to (i) the requirement to appoint external directors and that one external director serve on each committee of the board of directors; (ii) certain limitations on the employment or service of an external director or his or her spouse, children or other relatives, following the cessation of the service as an external director, by or for the company, its controlling shareholder or an entity controlled by the controlling shareholder; (iii) the composition, meetings and quorum of the audit committee; and (iv) the composition and meetings of the compensation committee.  If a company has elected to avail itself from the requirement to appoint external directors and at the time a director is appointed all members of the board of directors are of the same gender, a director of the other gender must be appointed.

Following analysis of our qualification to rely on such exemption, our Board of Directors determined to adopt the exemption with respect to the appointment of external directors and the composition of the audit committee and compensation committee, subject to the amendment of Article 39 of our Articles of Association.  The proposed amendment to Article 39 is set forth below (language in bold and underlined is proposed to be added to the provision).

"The Board of Directors shall consist of such number of Directors (not less than four (4) nor more than 11 (eleven), including the External Directors (if External Directors serve on the Board of Directors), as may be fixed from time to time by the Board of Directors."

Under the Israeli Companies Law, the proposed amendment to Article 39 of our Articles of Association requires the approval of our shareholders.

It is therefore proposed that at the Meeting the following resolution be adopted:

"RESOLVED, that the proposed amendment to Article 39 of the Articles of Association of the Company, as set forth in Proposal 8 of the Proxy Statement for the Meeting, be, and hereby is, approved and adopted."

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

PROPOSAL 9
RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS
(Item 9 on the Proxy Card)

At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Brightman Almagor Zohar & Co., registered public accounting firm, a member firm of Deloitte Touche Tohmatsu, as our independent registered public accountants for the fiscal year ending December 31, 2017 and for such additional period until our next annual general meeting, pursuant to the recommendation of our Audit Committee and Board of Directors.  Brightman Almagor Zohar & Co. has no relationship with us or our U.S. subsidiary except as independent registered public accountants and, from time to time and to a limited extent, as tax consultants and providers of some audit-related services.

In accordance with our Articles of Association and applicable law, our Board of Directors determines, at its discretion, the compensation of Brightman Almagor Zohar & Co. for audit and other services, in accordance with the volume and nature of their services, pursuant to the pre-approval and recommendation of our Audit Committee.  Pursuant to the pre-approval and recommendation of our Audit Committee, our Board of Directors has approved the engagement of Brightman Almagor Zohar & Co for: (i) the audit of our financial statements for the year ending December 31, 2017 and the review of our financial statements for the first three quarters in the year ending December 31, 2018, for a total remuneration of up to US$60,000; and (ii) tax and other services for the year ending December 31, 2017, for a total remuneration of up to US$60,000.  For the year ended December 31, 2016, we paid Deloitte $60,000 for audit services and $27,789 for other services.

It is therefore proposed that at the Meeting, the following resolution be adopted:

"RESOLVED, that the appointment of Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu, as the independent registered public accountants of the Company for the year ending December 31, 2017 and for such additional period until the next annual general meeting, be and hereby is ratified and approved, whose compensation for such services is determined by the Board of Directors of the Company, at its discretion, in accordance with the volume and nature of their services, pursuant to the pre-approval and recommendation of the Audit Committee of the Company."

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

REVIEW AND DISCUSSION OF FINANCIAL STATEMENTS

Our Board of Directors has approved, and its representative will present to the shareholders for review and discussion at the Meeting, our audited financial statements for the year ended December 31, 2016.  This Item will not involve a shareholder vote.

Our audited financial statements for the year ended December 31, 2016, which form part of our annual report on Form 20-F for the year ended December 31, 2016 filed with the SEC on March 9, 2017, are available for viewing via the SEC's website at www.sec.gov as well as under the Investors section of our website at http://ir.check-cap.com/.  Shareholders may receive a hard copy of the annual report on Form 20-F containing the audited financial statements free of charge upon request.  None of the audited financial statements, the Form 20-F nor the contents of our website form part of the proxy solicitation material.

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as applicable to foreign private issuers.  We fulfill these requirements by filing reports with the SEC.  Our filings with the SEC may be inspected without charge at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549.  Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330.  Our SEC filings are also available to the public on the SEC's website at www.sec.gov.  As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements.  The circulation of this Proxy Statement should not be taken as an admission that we are subject to those proxy rules.

OTHER MATTERS

Our Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of 2017 Annual General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

By Order of the Board of Directors, /s/ Tomer Kariv Tomer Kariv Chairman of the Board of Directors

Date: May 18, 2017